UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

LINX S.A.
Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/ME): 06.948.969/0001-75

Company Registry (NIRE): 35.300.316.584

NOTICE TO THE MARKET

Linx S.A. (“Company”) (B3: LINX3 | NYSE: LINX) hereby provides clarifications to its shareholders, the market in general and other interested parties about the following paragraph of the “Business Combination Proposal” received from TOTVS S.A. (“TOTVS”) and disclosed on August 14, 2020 (“TOTVS Proposal”):

“Firstly, we clarify that the this proposal was prepared to be presented to you on August 11, pp, after the release of the second quarter results by Linx, as per understandings that had been maintained with the Vice President of the Board of Directors and Chief Executive Officer of the company, when we were surprised by the suspension of the publication of the results and by the relevant facts disclosed during and after the trading session, which stated that Linx had already contracted another business combination with StoneCo Ltd., choosing not to be made aware of what we had to present

The Company, surprised by the wording above from the TOTVS Proposal, clarifies that there were preliminary contacts between July 31 and August 4, 2020, among the Company's Chief Executive Officer, the Chairman of the Board of Directors of TOTVS and representatives of ItaúBBA. In such contacts, TOTVS and ItaúBBA informed that any proposal on the side of TOTVS would still be in preliminary studies stage and would take weeks to be submitted.

On August 10, 2020, when the Company's Board of Directors approved the proposal submitted by the Stone Group, there was no expectation or concrete element regarding a possible proposal by TOTVS that would justify bringing the matter to the attention of the Board of Directors of Company.

At no time until the delivery of the TOTVS Proposal on August 14, 2020 were any terms and conditions of a transaction between the Company and TOTVS either presented or discussed. There is no non-disclosure agreement in place allowing for the sharing of information between the Company and TOTVS, which is typically the first step necessary to discuss a business combination operation.

The Company also informs that it has notified TOTVS on this date for the immediate discontinuance of the use without authorization of the Linx brand in TOTVS disclosures.

The Company's Board of Directors, through its independent directors, will evaluate the TOTVS Proposal and will keep shareholders and the market duly informed, under the terms of the applicable regulations.

São Paulo, August 17, 2020.

Linx S.A.

Ramatis Rodrigues

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 17, 2020

Linx S.A.

By: /s/ Ramatis Rodrigues

Name: Ramatis Rodrigues

Title: Investor Relations Officer